   As filed with the Securities and Exchange Commission on October 20, 1999

                                                           Registration No. 333-
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               _________________

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                               _________________

                         PATINA OIL & GAS CORPORATION
            (Exact name of registrant as specified in its charter)

             Delaware                                    75-2629477
   (State or other jurisdiction                       (I.R.S. Employer
   of incorporation or organization)                  Identification No.)

                     1625 Broadway, Denver, Colorado 80202
                         Telephone No. (303) 389-3600
  (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)
                               _________________

                               David J. Kornder
                                 1625 Broadway
                            Denver, Colorado 80202
                                (303) 389-3600
(Name, address, including zip code and telephone number, including area code, of agent for service)
                               _________________

                   PLEASE SEND COPIES OF COMMUNICATIONS TO:

                           MICHAEL D. WORTLEY, ESQ.
                            Vinson & Elkins L.L.P.
                  3700 Trammel Crow Center, 2001 Ross Avenue
                           Dallas, Texas  75201-2975
                                (214) 220-7700

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               _________________

                                                 CALCULATION OF REGISTRATION FEE
==================================================================================================================================
                                                                                                                       Amount of
 Title of each class of securities                               Proposed maximum          Proposed maximum           registration
      to be registered              Amount to be registered  offering price per share  aggregate offering price/(1)/     fee
---------------------------------------------------------------------------------------------------------------------------------
Common Stock.....................            230,000               $8.875                  $ 2,041,250
Preferred Stock..................          1,818,511               $  /(2)/                $42,472,147                  $12,375
Common Stock to allow
 Conversion of Preferred Stock....         4,785,594               $ N/A                   $    N/A

==================================================================================================================================

(1) We have estimated the proposed maximum aggregate offering price solely to calculate the registration fee under Rule 457(c) of the Securities Act, for the Common Stock owned by the Selling Stockholders, and 457(i) of the Securities Act, for the Preferred Stock owned by the Selling Stockholders and the Common Stock into which the Preferred Stock may be converted.
(2) Pursuant to Rule 457(a), we have calculated a bona fide estimate of the maximum offering price for our 8.50% preferred stock based on the current market price of our common stock of $8.875 per share times the conversion factor for our 8.50% preferred stock of 2.6316 common shares for each share of preferred.

          We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we file a further amendment specifically stating that this registration statement is effective in accordance with Section 8(a) of the Securities Act. Otherwise, this registration statement becomes effective on the date the Securities and Exchange Commission, acting pursuant to said Section 8(a), determines.

===============================================================================
                 Subject to Completion, Dated October 20, 1999

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy them be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

================================================================================


PROSPECTUS


     [LOGO]

                                 Common Stock
                                Preferred Stock

                         PATINA OIL & GAS CORPORATION

                           _________________________


     We are a publicly traded, independent energy company that acquires, develops and produces oil and natural gas primarily in the Wattenberg Field of Colorado's Denver-Julesburg Basin.

     This prospectus provides you with a general discussion of our company, our common stock and our 8.50% preferred stock that may be offered by the selling stockholders (see "Selling Stockholders" on page 6 of this prospectus). If required by law, we will provide you a prospectus supplement that will contain specific information about the terms of a particular offering under this prospectus. We will not receive any of the proceeds from the sale of our common stock or 8.50% preferred stock by the selling stockholders. The holders of our 8.50% preferred stock being offered hereby may convert all or a portion of their preferred shares into common shares prior to any sale under this prospectus.

     We currently have 16,060,402 shares of our common stock, 1,247,301 shares of our 7.125% preferred stock and 1,818,511 shares of our 8.50% preferred stock outstanding. Our common stock trades on the New York Stock Exchange under the symbol "POG." Our 7.125% preferred stock trades on the New York Stock Exchange under the symbol "POGPr." Our 8.50% preferred stock was privately placed and does not publicly trade. Our $12.50 warrants also trade on the New York Stock Exchange under the symbol "POGWT."

                           _________________________


     You should read this prospectus and any supplement to this prospectus carefully before you invest. In particular, read the section of this prospectus entitled "Risk Factors" on pages 3-5 to understand the risks that may be associated with the purchase of our securities. You should also read the documents we have referred you to in the "Where You Can Find More Information" section of this prospectus for information about us and to find our financial statements. Together, these documents will provide you with the specific terms of the offerings.

     Neither the SEC nor any state securities commission has approved or disapproved of these securities. This means that neither the SEC nor any state securities commission has passed upon the accuracy, adequacy or completeness of this prospectus. Any representation to the contrary is a criminal offense.


               The date of this prospectus is October 20, 1999.

                               TABLE OF CONTENTS

                                                                                   Page No.
ABOUT THIS PROSPECTUS............................................................     1
WHERE YOU CAN FIND MORE INFORMATION..............................................     1
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS........................     1
OUR COMPANY AND OUR BUSINESS.....................................................     2
RISK FACTORS.....................................................................     3
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS........     5
DESCRIPTION OF COMMON STOCK......................................................     5
DESCRIPTION OF PREFERRED STOCK...................................................     5
SELLING STOCKHOLDERS.............................................................     6
USE OF PROCEEDS..................................................................     6
PLAN OF DISTRIBUTION.............................................................     7
LEGAL MATTERS....................................................................     7
EXPERTS..........................................................................     7

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement (No. 333- ) that we filed with the SEC using a "shelf" registration process. Under this shelf process, the selling stockholders may offer from time to time any combination of the securities described in this prospectus up to the amount listed on the cover page of our registration statement. If required by law, when the selling stockholders offer our securities we will provide you with a prospectus supplement that will describe, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. Therefore, before you invest in our securities, you should read this prospectus, any prospectus supplements and all additional information referenced in the next section.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on their public reference rooms. In addition, the SEC maintains a web site at http:\\www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically. Our SEC filings are also available on this web site.

     The SEC allows us to incorporate by reference information we file with it into this prospectus. This procedure means that we can disclose important information to you by referring you to documents on file or to be filed with the SEC. The information we incorporate by reference is part of this prospectus, and later information that we file with the SEC, will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this shelf registration, you should always check for SEC reports we may have filed after the date of this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") until all offerings under this shelf registration are completed:

  .  Annual Report on Form 10-K for the year ended December 31, 1998;
  . Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999;
  . The description of our common stock, our 7.125% preferred stock and our $12.50 warrants set forth in the Patina Oil & Gas Corporation and Gerrity Oil & Gas Corporation Proxy Statement/Prospectus dated April 2, 1996; and
  . The description of our 8.50% preferred stock set forth in the Patina Oil & Gas Corporation Proxy Statement dated September 19, 1997.

You may request a copy of these filings at no cost, by making written or telephone requests for such copies to:

  David J. Kornder
  Patina Oil & Gas Corporation
  1625 Broadway
  Denver, Colorado 80202
  Telephone: (303) 389-3600

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

           CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

     This prospectus contains statements that constitute "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. In general, any statement other than a statement of historical fact is a forward looking statement. These statements appear in a number of places in this prospectus and include statements regarding our plans, beliefs and expectations with respect to, among other things:

  . Estimates of oil and natural gas reserves and future production; . Future acquisitions;
  .  Future oil and natural gas prices;
  .  Expected future development and operating costs;

  .  Future capital expenditures;
  .  Trends affecting our future financial condition or results of operation;
     and
  .  Our business strategy regarding future operations.

     Any such forward-looking statements are not assurances of future performance and involve risks and uncertainties. Actual results may differ materially from anticipated results for a number of reasons, including:

  .  Industry conditions;
  .  Future demand for oil and natural gas;
  . Economic, political and administrative developments that impact federal, state and local departments and agencies that regulate the oil and natural gas industry;
  .  Competitive developments in the oil and gas industry;
  .  Conditions of the capital markets;
  . Our ability to successfully acquire and efficiently integrate new properties into our exploration and development activities; and
  .  Our ability to successfully implement our Year 2000 readiness program.

     The information we set forth under the heading "Risk Factors" details these and other facts that could affect our operating results. You should carefully consider all this information before you invest.

                         OUR COMPANY AND OUR BUSINESS

     We are an independent energy company that acquires, develops, exploits and produces oil and natural gas primarily in the Wattenberg Field ("Wattenberg" or the "Field") of Colorado's Denver-Julesburg Basin. We were formed in May 1996 to hold the Wattenberg assets of Snyder Oil Corporation ("SOCO") and facilitate the acquisition of Gerrity Oil & Gas Corporation in May 1996, which owned other Wattenberg assets. At that time, SOCO owned 70% of our 20.0 million common shares. In October 1997, SOCO sold 10.9 million common shares of its Patina common stock and then we repurchased the remaining 3.0 million of our common shares owned by SOCO. We financed this transaction through the issuance of $40.0 million of 8.50% convertible preferred stock and the issuance of 160,000 of our common shares to certain institutional investors.

     We are one of the largest producers in the Wattenberg Field and currently account for over 30% of the Field's total production. The Wattenberg Field, discovered in the early 1970's, is located approximately 35 miles northeast of Denver. It stretches over portions of Adams, Boulder and Weld counties in Colorado. As of December 31, 1998, we had $351.5 million in assets and interests in 3,600 wells with net proved reserves of 372 billion cubic feet of gas equivalent having an estimated pre-tax present value of $225.1 million based on unescalated year-end prices. Approximately 77% of these reserves were natural gas and 95% of the reserve value was attributed to proved developed reserves. Our average daily production during 1998 consisted of 4,654 barrels of oil and 69,923 Mcfs of gas, or 97.8 Mmcfe per day on an equivalent basis.

     We believe our sizeable asset base and cash flow, along with our low production costs and efficient operating structure, provide us with a competitive advantage in Wattenberg and other analogous basins. We believe that our operational economies of scale and solid financial condition, combined with our management team's acquisition experience, positions us to increase our reserves, production and cash flow in a cost-efficient manner through:

  .  Further development and exploitation of our Wattenberg properties;
  . Selectively pursuing consolidation and acquisition opportunities; and . The generation of drilling prospects with the potential to add significant reserves and production.

     Our executive offices and operating headquarters are located at 1625 Broadway, Denver, Colorado 80202 and our telephone number is (303) 389-3600.

                                 RISK FACTORS

     In addition to the other information in this prospectus, you should carefully consider and evaluate all of the information relating to risk factors set forth below.

Demand for Our Oil and Natural Gas from Our Customer Base

     We sell our oil and natural gas production to end-users, marketers and refiners and other similarly situated purchasers that have access to natural gas pipeline facilities near our properties or the ability to truck oil to local refineries or pipeline delivery points. The demand for oil and natural gas production and our ability to market it to our customers may be affected by a number of factors that are beyond our control and that we cannot accurately predict at this time. These factors include:

  .  The performance of the U.S. and world economies;
  .  Retail customers demand for oil and natural gas;
  .  The competitive position of alternative energy sources;
  . The price of our oil and natural gas production as compared to that for similar product grades from other producing basins;
  . The availability of pipeline and other transportation facilities that may make oil and natural gas production from other producing areas competitive for our customers to use; and
  . Our ability to maintain and increase our current level of production over the long term.

Fluctuations in Profitability of the Oil and Natural Gas Industry

     The oil and natural gas industry is highly cyclical and historically has experienced severe downturns characterized by oversupply and weak demand. Many factors affect our industry, including general economic conditions, consumer preferences, personal discretionary spending levels, interest rates and the availability of credit and capital to pursue new production opportunities. We cannot guarantee that our industry will not experience sustained periods of decline in the future. Any such decline could have a material adverse affect on our business.

Competition for the Acquisition of New Properties

     The oil and natural gas industry is very competitive. Other exploration and production companies compete with us for the acquisition of new properties. Among them are some of the largest oil companies in the United States and other substantial independent oil and natural gas companies. Many of these companies have greater financial and other resources than we do. Our ability to increase our reserves in the future will depend upon our ability to select and acquire suitable oil and gas properties in this competitive environment.

Operating Risks of Oil and Natural Gas Operations

     The oil and natural gas business involves certain operating hazards such as well blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pollution, releases of toxic gas and other environmental hazards and risks. As customary with industry practice, we maintain insurance against some, but not all, of these hazards and risks. The occurrence of such an event or events not fully covered by insurance could have a material adverse affect on our business.

The Effect of Regulation

     Our business is heavily regulated by federal, state and local agencies. This regulation increases our cost of doing business, decreases our flexibility to respond to changes in the market and lengthens the time it may take for us to gain approval of and complete capital projects. We may be subject to substantial penalties if we fail to comply with any regulation. In particular, the Colorado Oil & Gas Conservation Commission has promulgated regulations to protect ground water, conserve soil, provide for site reclamation, ensure setbacks in urban areas, generally promote safety concerns and mandate financial assurance for companies in the industry. To date, these rules and regulations have not adversely affected us. We continue to take an active role in the development of rules and regulations that directly impact our operations. However, we cannot assure you that regulatory changes enacted by the Colorado Oil & Gas Conservation Commission or other regulatory agencies that have jurisdiction over us will not increase our operating costs or otherwise negatively impact the results of our operations.

The Potential for Environmental Liabilities

     We are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. We currently own or lease numerous properties that have been used for many years for oil and natural gas production. Although we believe that we and previous owners used operating and disposal practices that were standard in the industry at the time, hydrocarbons and other waste products may have been disposed of or released on or under the properties owned or leased by us. In connection with our most significant acquisitions, we have conducted environmental assessments and have found no instances of material environmental non-compliance or any material clean-up liabilities requiring action in the near future. However, we have not performed such environmental assessments on all of our properties. As to all of our properties, we cannot assure you that past disposal practices, including those that were state-of-the-art at the time employed, will not result in significant future environmental liabilities. In addition, we cannot assure you that in the future regulatory agencies with jurisdiction over us will not enact additional environmental regulations that will negatively affect properties we currently own or acquire in the future.

     We also operate exploration and production waste management facilities that enable us to treat, bioremediate and otherwise dispose of tank sludge and contaminated soil generated from our operations. We cannot assure you that these facilities or other commercial disposal facilities operated by third parties that we have used from time to time will not in the future give rise to environmental liabilities for which we will be responsible. The trend toward stricter standards in environmental regulation could have a significant adverse impact on our operating costs as well as our industry in general.

Hedging of Oil and Natural Gas Prices

     From time to time, we hedge a portion of our oil and natural gas production using a variety of instruments, including fixed price swaps and options and exchange-traded futures contracts and options thereon. These activities, while intended to reduce our sensitivity to changes in market prices of oil and natural gas, are subject to a number of risks including (i) our production is less than we expected; (ii) there is a widening of price differentials between delivery points required by fixed price delivery contracts, to the extent they differ from those points we typically deliver our production; or (iii) our customers or the counterparties fail to purchase or deliver the contracted quantities of oil or natural gas. Also, fixed price sales and hedging contracts limit the benefits we will realize if actual prices rise above the hedging contract prices.

Short Length of Our Operating History and Reliance on Key Personnel

     As discussed above, we were formed in 1996. We do not have a long track record of operation as an independent company. We believe we have in place efficient and effective management controls. Particularly in light of our short operating history, we cannot provide you with any assurance that our success will continue over the long term.

     By industry standards, we are a small, independent company. We depend to a large extent on the abilities and continued efforts of our executive officers and senior management. We believe we have in place a strong management team that is committed to us over the long term. However, we cannot assure you that the departure of one or more of our key personnel would not adversely affect our business.

Year 2000

     Year 2000 issues result from the inability of computer programs or computerized equipment to accurately calculate, store or use date sensitive information. The Year 2000 problem arises because computers and embedded chips in other devices use two digit rather than four digit codes. Therefore, computer devices may interpret "00" as 1900 rather than 2000. This error could result in a system failure or miscalculations causing disruptions in operations, including among other things, the failure of our operations and production equipment and interference with our ability to market our oil and natural gas.

     We have recognized the need to ensure that our internal computer systems and equipment relying on embedded chips are not adversely impacted by the Year 2000 problem. We have taken steps to identify potential areas of risk and have begun addressing these in our planning and daily operations. The total costs incurred to date in the assessment, evaluation and remediation of the Year 2000 compliance matters have been nominal and we estimate that total future third party, software and equipment costs, based upon information developed to date, will be less than $100,000. In connection with acquisitions of future properties, we may need to review and address those properties' Year 2000 readiness.

     We are currently reviewing the potential adverse impact on us of the failure of our third party service providers or vendors to address their Year 2000 issues through written inquiries. While we do not believe that any one third party service provider or vendor's failure to become Year 2000 compliant would have a material adverse affect on our business, in the aggregate the Year 2000 problem could materially and adversely affect our business because we are dependent on our third party service providers and vendors for the successful operation of our business. Although we have no reason to believe that our third party service providers and vendors will not be Year 2000 ready, at this time we have not obtained written assurance from all of our significant third parties that their systems are Year 2000 compliant. If the follow-up assessment of any significant third party responses indicates that they will not be Year 2000 compliant, we may find it necessary to develop contingency plans to minimize disruption of our business.

     Although we currently anticipate that minimal business disruption will occur as a result of Year 2000 issues, in the event our computer based programs and embedded technology equipment, or that owned and operated by third parties, should fail to function properly, possible consequences include, but are not limited to, loss of communication links, inability to produce and transport oil and natural gas, loss of electric power and the inability to engage in normal automated or computerized activities.

   RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                  Six Months
                                     Ended                                        Years Ended December 31,
                                                  -------------------------------------------------------------------------------
                                 6/30/99/(a)/       1998/(a)/         1997/(a)/           1996         1995/(a)/         1994
                               ---------------    -------------     -------------     ------------   ------------    ------------
Ratio of earnings to
 combined fixed charges
 and preferred stock
 dividends.................          0.61              0.43             (0.05)            1.08           0.40            2.17

_______________________________

(a) The ratio indicates a less than one-to-one coverage because the earnings were inadequate to cover the fixed charges for the period. Our historical earnings for the years ended December 31, 1995, 1997 and 1998 and the six months ended June 30, 1999 were insufficient to cover our fixed charges. The amounts of the deficiencies were $3.2 million, $20.2 million, $10.9 million and $3.6 million, respectively, for the ratio of earnings to combined fixed charges and preferred stock dividends.
     __________

     For an explanation of the computation of these ratios, please see Exhibit
12.1 attached to this prospectus.

                          DESCRIPTION OF COMMON STOCK

     For a full description of our common stock, please see the documents identified in the section "Where You Can Find More Information" in this registration statement. As of the date of this prospectus, we are authorized to issue up to 100,000,000 shares of our common stock. As of October 20, 1999, we had 16,060,402 shares of common stock issued and had reserved an additional 14,927,000 shares of common stock for issuance under our various stock and compensation incentive plans, upon conversion of our 7.125% preferred stock and 8.50% preferred stock and exercise of our $12.50 warrants. Each share of common stock is entitled to one vote in the election of directors and other matters.

                         DESCRIPTION OF PREFERRED STOCK

     For a full description of our 8.50% preferred stock, please see the documents identified in the section "Where You Can Find More Information" in this registration statement. Our 8.50% preferred stock is subject to certain transfer restrictions as set forth in the Stock Purchase Agreement among Patina Oil & Gas Corporation and certain Investors dated July 31, 1997, attached as
Exhibit 4.1 to the registration statement and incorporated into this prospectus. As of the date of this prospectus, we are authorized to issue up to 5,000,000 shares of our preferred stock. As of October 20, 1999, we had issued and outstanding 1,247,301 shares of our 7.125% preferred stock and 1,818,511 shares of our 8.50% preferred stock. Our 7.125% preferred stock is convertible into common stock at $8.61 per share, or 2.9036 common shares while the 8.50% preferred stock is convertible into common stock at $9.50 per share, or 2.6316 common shares. Each preferred issue has a $25.00 per share liquidation preference, plus accrued and unpaid dividends. The holders of the 7.125% preferred stock are not generally entitled to vote, while holders of the 8.50% preferred stock are entitled to vote together with the common stock as a single class, based upon the number of shares of common stock into which the shares of the 8.50% preferred stock are convertible.

                             SELLING STOCKHOLDERS

     On July 31, 1997, we entered into a stock purchase agreement with certain investors. Pursuant to that agreement, as amended, we sold those investors 1,600,000 shares of our 8.50% preferred stock and 160,000 shares of our common stock. In addition, the investors purchased 70,000 shares of common stock from SOCO. The increase in the number of 8.50% preferred shares to 1,818,511 was due to the Pay-In-Kind ("PIK") feature with respect to the quarterly dividend. The PIK dividend extended through October 17, 1999, and converted to a cash dividend thereafter. In the stock purchase agreement, we gave those investors the right to demand that we register the securities they acquired from SOCO or us. These investors are identified as selling stockholders in this registration statement.

     The table below sets forth the following information with respect to each selling stockholder: (1) the number of shares of common stock or 8.50% preferred stock and the percentage of the outstanding shares of each class of securities owned of record; (2) the number of shares of common stock and/or 8.50% preferred stock being offered hereby; and (3) the number of shares of common stock and/or 8.50% preferred stock to be owned of record upon completion of the offerings under this registration statement.

                                                                 Common
                                                                  Stock
                                             Relationship         Owned           % of          Common Stock       Common Stock
                                                To Us,          Prior to        Class of        Shares to be      Owned After the
                  Name                          If Any        the Offering        Stock             Sold              Offering
-----------------------------------------  --------------  -----------------  -------------  ------------------  ------------------
First Reserve Fund VII, Limited
 Partnership                                   Director         118,651             *             118,651               ---
Chase Venture Capital Associates, L.P.         Director          82,143             *              82,143               ---
Highbridge International LDC                     ---             17,341             *              17,341               ---
Bedford Falls Investors, LP                      ---              9,127             *               9,127               ---
Anthony V. Dub                                   ---              1,460             *               1,460               ---
Allen Finkelson                                  ---                365             *                 365               ---
William P. Nicoletti                             ---                365             *                 365               ---
Irik P. Sevin                                    ---                365             *                 365               ---
Peter Seaman                                     ---                183             *                 183               ---
                                                                -------                           -------
Total                                                           230,000             *             230,000

                                                                8.50%
                                                              Preferred                      Underlying
                                                                Stock           % of           Common        8.50%        Underlying
                                             Relationship    Owned Prior       Class            Stock      Preferred        Common
                                                To Us,          to the           of              As          Stock          Stock
                 Name                           If Any         Offering        Stock          Converted    to be Sold     to be Sold
-----------------------------------------  --------------   --------------    --------    -------------   ------------   -----------
First Reserve Fund VII, Limited
 Partnership                                   Director         976,903         53.7         2,570,818       976,903      2,570,818
Chase Venture Capital Associates, L.P.         Director         676,317         37.2         1,779,796       676,317      1,779,796
Highbridge International LDC                     ---            142,774          7.9           375,724       142,774        375,724
Anthony V. Dub                                   ---             12,018          *              31,626        12,018         31,626
Allen Finkelson                                  ---              3,000          *               7,895         3,000          7,895
William P. Nicoletti                             ---              3,000          *               7,895         3,000          7,895
Irik P. Sevin                                    ---              3,000          *               7,895         3,000          7,895
Peter Seaman                                     ---              1,499          *               3,945         1,499          3,945
                                                              ---------       --------       ---------     ---------      ---------
Total                                                         1,818,511        100.0         4,785,594     1,818,511      4,785,594

     *Less than 1%.


                                USE OF PROCEEDS

     All net proceeds from the sale of the shares of our securities covered by this shelf registration will go to the selling stockholders.

                             PLAN OF DISTRIBUTION

        Under this prospectus, the selling stockholders intend to offer our securities to the public:

     . Through one or more broker-dealers acting as either principal or agent;
     .  Through underwriters; or
     .  Directly to investors.

        The selling stockholders will fix a price or prices, and they may change the price, of the securities offered from time to time at:

     . Market prices prevailing at the time of any sale under this shelf registration statement;
     . Prices related to such market prices; or . Negotiated prices.

     The selling stockholders will pay or allow distributors' or sellers' commissions that will not exceed those customary in the types of transactions involved. Broker-dealers may act as agent or may purchase securities as principal and thereafter resell such securities from time to time:

     . In or through one or more transactions (which may involve crosses and block transactions) or distributions;
     .  On the New York Stock Exchange;
     .  In the over-the-counter market; or
     .  In private transactions.

        Broker-dealers or underwriters may receive compensation in the form of underwriting discounts or commissions and may receive commissions from purchasers of the securities for whom they may act as agents. If any broker-dealer purchases the securities as principal, it may effect resales of the securities from time to time to or through other broker-dealers, and other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of securities for whom they may act as agents.

        To the extent required, the names of the specific managing underwriter or underwriters, if any, as well as other important information, will be set forth in prospectus supplements. In such event, the discounts and commissions we will allow or pay to the underwriters, if any, and the discounts and commissions the underwriters may allow or pay to dealers or agents, if any, will be set forth in, or may be calculated from, the prospectus supplements.

        Any underwriters, brokers, dealers and agents who participate in any sale of the securities may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

        In connection with offerings under this shelf registration, underwriters, brokers or dealers may over-allot or effect transactions that stabilize or maintain the market place of the securities at levels above those which might otherwise prevail in the open market. Such transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

        Vinson & Elkins L.L.P. will pass upon the validity of the common stock necessary to allow conversion of our 8.50% preferred stock.

                                    EXPERTS

        The consolidated financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report thereto, and are included herein in reliance upon their authority as experts in accounting and auditing in giving their report.

--------------------------------------------------------------------------------

                                    [LOGO]

                                 Common Stock
                                Preferred Stock

                         Patina Oil & Gas Corporation

                                --------------

                                  PROSPECTUS

                                --------------

--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     We estimate that we will incur the following expenses in connection with the issuance and distribution of the securities registered.

     Filing Fee for Registration Statement     $12,375
     Legal Fees and Expenses                    10,000
     Accounting Fees and Expenses                5,000
     Printing Expenses                           5,000
     Miscellaneous                              10,000
                                               -------
     Total                                     $42,375

Item 15.  Indemnification of Officers and Directors

     Under Section 145 of the Delaware General Corporation Law (the "DGCL"), a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with threatened, pending or completed actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in right of the corporation), brought against them by reason of the fact that they were or are such directors, officers, employees or agents, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in any such action, suit or proceeding because such person is or was an officer or director of the company or is a person who is or was serving at the request of the company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service relating to employee benefit plans, to the fullest extent permitted by the DGCL as it existed at the time the indemnification provisions of a company's certificate of incorporation and the bylaws were adopted or as may be thereafter amended. Each of Article VI of our Bylaws and Article Nine of our Certificate of Incorporation expressly provide that it is not the exclusive method of indemnification.

     Article VI of our Bylaws also provides that we may maintain insurance, at our expense, to protect us and any director, officer, employee or agent of ours or of another entity against any expense, liability or loss, regardless of whether we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

     Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) or
(iv) for any transaction from which the director derived an improper personal benefit. Article Eight of our Certificate of Incorporation contains such a provision.

     We have entered into indemnification agreements with each of our officers and directors and may in the future enter into such indemnification agreements with our directors, officers, employees and agents. These indemnification agreements provide a contractual right to indemnification, to the extent permitted by law, for expenses (including attorneys' fees and disbursements), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by the person to be indemnified in connection with any proceeding (including, to the extent permitted by law, any derivative action) to which they are, or are threatened to be made, a party by reason of their status in such positions. These indemnification agreements do not change the basic legal standards for indemnification set forth in the DGCL or in our Certificate of Incorporation. We have furthered, not limited, the general right to indemnification provided in our Certificate of Incorporation and Bylaws.

Item 16.  Exhibits.

     *4.1 Stock Purchase Agreement among Patina Oil & Gas Corporation and Certain Investors dated July 31, 1997
     *4.2 First Amendment to the Preferred Stock Purchase Agreement dated September 19, 1997
     *4.3 Patina Oil & Gas Corporation Certificate of Designation of 8.50% Convertible Pay-In-Kind Preferred Stock dated July 31, 1997

      *5.1     Legal Opinion of Vinson & Elkins L.L.P.
     *12.1     Computation of Ratio of Earnings to Combined Fixed Charges and
               Preferred Stock Dividends
     *23.1     Consent of Arthur Anderson LLP
      23.2     Consent of Vinson & Elkins L.L.P. (included in the opinion filed as Exhibit 5.1 to this registration statement)
      24.1     Powers of Attorney of Directors and Officers of Patina Oil & Gas
               Corporation (included in signature page to this registration statement)

___________________
  *Filed herewith.

Item 17.  Undertakings.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required in Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the "Plan of Distribution" not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Patina Oil & Gas Corporation pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of Patina Oil & Gas Corporation's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Denver, Colorado, on the 19th day of October, 1999.

                                         PATINA OIL & GAS CORPORATION
                                         (A Delaware Corporation)


                                         By:    /s/ Thomas J. Edelman
                                            ----------------------------
                                         Name:  Thomas J. Edelman
                                              --------------------------
                                         Title: Chairman of the Board
                                               -------------------------


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David J. Kornder his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement and any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment has been signed by the following persons in the capacities indicated on the dates indicated.

                  Signature                                       Title                           Date
     /s/ Thomas J. Edelman                               Chairman of the Board              October 19, 1999
----------------------------------------------        (Principal Executive Officer)
     Thomas J. Edelman

     /s/ Jay W. Decker                                    President and Director            October 19, 1999
----------------------------------------------
     Jay W. Decker

     /s/ David J. Kornder                       Vice President and Chief Financial Officer  October 19, 1999
----------------------------------------------
     David J. Kornder

     /s/ Christopher C. Behrens                                  Director                   October 19, 1999
----------------------------------------------
     Christopher C. Behrens

     /s/ Robert J. Clark                                         Director                   October 19, 1999
----------------------------------------------
     Robert J. Clark

     /s/ Thomas R. Denison                                       Director                   October 19, 1999
----------------------------------------------
     Thomas R. Denison

     /s/ Elizabeth K. Lanier                                     Director                   October 19, 1999
----------------------------------------------
     Elizabeth K. Lanier

     /s/ Alexander P. Lynch                                      Director                   October 19, 1999
----------------------------------------------
     Alexander P. Lynch

Index To Exhibits

         *4.1 Stock Purchase Agreement among Patina Oil & Gas Corporation and Certain Investors dated July 31, 1997
         *4.2 First Amendment to the Preferred Stock Purchase Agreement dated September 19, 1997
         *4.3 Patina Oil & Gas Corporation Certificate of Designation of 8.50% Convertible Pay-In-Kind Preferred Stock dated July 31, 1997
         *5.1  Legal Opinion of Vinson & Elkins L.L.P.
        *12.1 Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
        *23.1  Consent of Arthur Anderson LLP
         23.2 Consent of Vinson & Elkins L.L.P. (included in the opinion filed as Exhibit 5.1 to this registration statement)
         24.1 Powers of Attorney of Directors and Officers of Patina Oil & Gas Corporation (included in signature page to this registration statement)

___________________
  *Filed herewith.